Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Domicile

brokersXpress Illinois, Inc.	Illinois

brokersXpress, LLC	Illinois

optionsXpress, Inc.	Delaware

optionsXpress Australia Pty Limited	Australia

optionsXpress Canada Corp.	Nova Scotia

optionsXpress Europe, B.V.	The Netherlands

optionsXpress Europe, LLC	Delaware

optionsXpress International, Inc.	Delaware

optionsXpress Singapore, LLC	Delaware

optionsXpress Singapore Pte Ltd.	Singapore

OX Australia, LLC	Delaware

OX Singapore, LLC	Delaware

Xpresstrade, L.L.C.	Illinois